UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 8)
                   Under the Securities Exchange Act of 1934

                            PEGASUS SOLUTIONS, INC.
                            -----------------------
                                (Name of Issuer)

                          COMMON STOCK, Par Value $0.01
                      -------------------------------------
                         (Title of Class of Securities)

                                  705906105
                                  ---------
                               (CUSIP Number)

                               Gregory D. Hitchan
                           Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                               (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              September 6, 2005
                              -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 10

CUSIP NO. 705906105              SCHEDULE 13D                    Page 2 of 10

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       2,883,095**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  2,883,095**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,883,095**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               13.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 705906105              SCHEDULE 13D                    Page 3 of 10

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       2,883,095**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  2,883,095**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,883,095**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               13.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 705906105              SCHEDULE 13D                    Page 4 of 10

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                       BLUM STRATEGIC GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3303831
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       2,883,095**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  2,883,095**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,883,095**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               13.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 705906105              SCHEDULE 13D                    Page 5 of 10

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       2,883,095**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  2,883,095**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,883,095**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               13.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 705906105              SCHEDULE 13D                    Page 6 of 10

Item 1.  Security and Issuer
----------------------------

This Amendment No. 8 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on May 20, 2004 by Blum Capital Partners, L.P., a California limited partnership, ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); (collectively, the "Reporting Persons") and Richard C. Blum. This amendment relates to shares of Common Stock, $0.01 par value (the "Common Stock") of Pegasus Solutions, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is Campbell Center I, 8350 North Central Expressway, Suite 1900, Dallas, Texas 75206. The following amendments to Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction
--------------------------------

Item 4 of the Schedule 13D is hereby amended as follows:

Pursuant to a letter, dated September 6, 2005 from Blum L.P. to the Issuer (the "Blum Letter"), Blum L.P. advised the Issuer, that in support of the strategic initiative process in which the Issuer announced it is engaged and the earnings released by the Issuer on August 4, 2005, that Blum L.P. does not contemplate revising its current intention not to sell any shares of the Issuer held by the Reporting Persons until at least after the next quarterly earnings announcement by the Issuer absent an intervening public announcement by the Issuer concerning (i) a sale of the Issuer or other transaction arising from, or a termination of that strategic initiative process, or (ii) a material change in the financial condition or results of operations of the Issuer or any other revised earnings guidance by the Issuer. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose or intention and/or formulate plans or proposals with respect thereto.

The description of the Blum Letter set forth in this Item 4 is qualified in its entirety by reference to the Blum Letter, attached hereto as Exhibit B, and is incorporated by reference herein in its entirety.



CUSIP NO. 705906105              SCHEDULE 13D                   Page 7 of 10


Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 is hereby amended as follows:

(a), (b) According to the Issuer's most recent Form 10-Q, there were 20,761,305 shares of Common Stock issued and outstanding as of August 1, 2005. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 1,411,495 shares of Common Stock held by Blum L.P. and RCBA, Inc. on behalf of the limited partnerships for which Blum L.P. serves as the general partner, or on behalf of an entity for which Blum L.P. serves as investment advisor, which represents 6.8% of the outstanding shares of Common Stock; (ii) 402,600 shares of Common Stock held by Blum GP on behalf of the limited partnership for which it serves as the general partner, which represents 1.9% of the outstanding shares of Common Stock; (iii) 1,022,000 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 4.9% of the outstanding shares of Common Stock; and (iv) 23,500 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut") and 23,500 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric") (collectively, the "Investment Advisory Clients"), with respect to which Blum L.P. has voting and investment power. Each Investment Advisory Client has entered into an investment management agreement with Blum L.P., but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum L.P., Blum GP and Blum GP II. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 2,883,095 shares of the Common Stock, which is 13.9% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or Blum L.P., or any of the managing members and members of Blum GP and Blum GP II, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum L.P., Blum GP or Blum GP II.

(c) During the last 60 days, the Reporting Persons sold the following shares of Common Stock in the open market:


CUSIP NO. 705906105              SCHEDULE 13D                   Page 8 of 10


Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ----------
Investment partnerships for        07-12-05     102,000    11.0050
which Blum L.P. serves as the
general partner and on behalf
of an entity for which Blum L.P.
serves as investment advisor.

Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ----------
The limited partnership for       07-12-05      29,100     11.0050
which Blum GP serves as the
general partner.

Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ----------
The limited partnerships for      07-12-05      74,100     11.0050
which Blum GP II serves as the
general partner and the managing
limited partner.

Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ----------
The Investment Advisory           07-12-05       3,400     11.0050
Clients for which Blum L.P.
serves as investment advisor.

(d) and (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-------------------------------------------------------------------------

Item 6 to Schedule 13D is hereby amended as follows:

As described in Item 4 above, Blum L.P. advised the Issuer in a letter dated September 6, 2005, that in support of the strategic initiative process in which the Issuer announced it is engaged and the earnings released by the Issuer on August 4, 2005, that Blum L.P. does not contemplate revising its current intention not to sell any shares of the Issuer held by Blum L.P. until at least after the next quarterly earnings announcement by the Issuer absent an intervening public announcement by the Issuer concerning (i) a sale of the Issuer or other transaction arising from, or a termination of that strategic initiative process, or (ii) a material change in the financial condition or results of operations of the Issuer or any other revised earnings guidance by the Issuer.



CUSIP NO. 705906105              SCHEDULE 13D                   Page 9 of 10


The description of the Blum Letter set forth in this Item 6 is qualified in its entirety by reference to the Blum Letter, attached hereto as Exhibit B, and is incorporated by reference herein in its entirety.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A Joint Filing Undertaking.

Exhibit B  Blum Letter



CUSIP NO. 705906105             SCHEDULE 13D                    Page 10 of 10

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2005

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner



By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan,                   Gregory D. Hitchan,
    General Counsel and Secretary         General Counsel and Secretary


BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC GP II, L.L.C.





 By: /s/ Gregory D. Hitchan        By:/s/ Gregory D. Hitchan
     --------------------------      ----------------------------------------
     Gregory D. Hitchan,           By: Gregory D. Hitchan, General Counsel
     General Counsel













CUSIP NO. 705906105              SCHEDULE 13D                    Page 1 of 1

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  September 7, 2005

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner



By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan,                   Gregory D. Hitchan,
    General Counsel and Secretary         General Counsel and Secretary


BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC GP II, L.L.C.




 By: /s/ Gregory D. Hitchan        By: /s/ Gregory D. Hitchan
     --------------------------    ----------------------------
     Gregory D. Hitchan,            Gregory D. Hitchan, General Counsel
     General Counsel













CUSIP NO. 705906105              SCHEDULE 13D                    Page 1 of 1

                                   Exhibit B
BLUM LETTTER


September 6, 2005


John F. Davis III
Pegasus Solutions, Inc.
Campbell Center I
8350 North Central Expressway, Suite 1900
Dallas, Texas 75206

Dear Mr. Davis,

You have asked us to advise you whether Blum Capital Partners, L.P. ("Blum") is supportive of the strategic initiative process in which Pegasus Solutions ("Pegasus") has announced it is engaged, and to clarify our intentions regarding any further sales of the Pegasus shares we hold while that process is ongoing. In support of that strategic initiative process and given the August 4, 2005 earnings release by Pegasus, Blum does not contemplate revisiting our current intention not to sell any of the securities of Pegasus we hold until at least after the next quarterly earnings announcement by Pegasus, absent an intervening public announcement by Pegasus concerning
(i) a sale of Pegasus or other transaction arising from, or a termination of that strategic initiative process, or (ii) a material change in the financial condition or results of operations of Pegasus or any other revised earnings guidance by Pegasus.

Very truly yours,

BLUM CAPITAL PARTNERS, L.P.

/s/ Gregory D. Hitchan


By: Gregory D. Hitchan
Title: General Counsel